DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Katrin Zamfirescu
Legal Documentations

Phone: + 49 69 5006 2109
Fax: + 49 69 5006 1339
katrin.zamfirescu@depfa.com

RECEIVED

U.S. Securities and Exchange Comission
Division of Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.

Washington, D.C. 20549
USA

SUPPL

Attention: Office of International Corporate Finance




05009275

RE: DEPFA Deutsche Pfandbriefbank AG / SEC File No. 82-04822
Rule 12g3-2(b) Submission

Ladies and Gentlemen:

This letter supplements our prior correspondence with respect to DEPFA Deutsche Pfandbriefbank AG, a specialized mortgage bank organized and existing under the laws of the Federal Republic of Germany (the "Issuer").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document:

Press Release in acc. with sec. 106 AktG of the Issuer dated June 6, 2005

The Issuer is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Issuer is subject to the Act.

Very truly yours,

Katrin Zamfirescu

PROCESSED
JUN 27 2005
THOMSON FINANCIAL

Enc.

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main, Germany
Phone +49 69 5006-0
Fax +49 69 5006-1331
www.depfa.com



DEPFA Deutsche Pfandbriefbank AG

Announcement
of changes on the Supervisory Board in accordance with sec. 106 AktG

1. On June 6, 2005, Deputy Chairman of the Supervisory Board Mr. Dr. Reinhard Grzesik and Mr. Gerhard Bruckermann, member of the Supervisory Board, retired from their office.

2. As new members of the Supervisory Board have been elected:

Dr. Uta Fredebeil, London
DEPFA Bank plc

Dr. Rolf Hengsteler, Frankfurt
DEPFA Bank plc

Rebecca McKenzie, London
DEPFA Bank plc

Dr. Rolf Hengsteler has been elected as Deputy Chairman of Supervisory Board.

Frankfurt am Main, in June 2005
DEPFA Deutsche Pfandbriefbank AG
Board of Directors